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COLLEEN M. EVANS

colleen.evans@dechert.com

+1   617   728   7164 Direct

+1   617   275   8407 Fax

March 18, 2019

Lisa Larkin, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Prospectus and Statement of Additional Information (“SAI”) contained in Post-Effective Amendment No. 245 to the Registration Statement of Russell Investment Company (filed on December 14, 2018)

Dear Ms. Larkin:

This letter responds to comments you provided to Jessica Gates and me in a telephonic discussion on February 7, 2019 regarding the Russell Investment Company (“RIC” or the “Registrant”) Registration Statement (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) on December 14, 2018. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectus and Statement of Additional Information (“SAI”) unless otherwise indicated.

Comments Applicable to the Prospectus

1.	Comment:	The Commission has updated Form N-1A to reflect new final rules, including new Item 1(a)(5). If applicable, please add the statements required by Rule 498(b)(1)(vii) under the Securities Act of 1933, as amended to the Funds’ summary prospectuses.

	Response:	Registrant confirms that the statements required by Rule 498(b)(1)(vii) will be included on the Funds’ summary prospectuses.

March 18, 2019 Page 2

2.	Comment:	With respect to the Real Assets Fund’s wholly-owned Cayman subsidiary (the “Subsidiary”), please supplementally confirm the following:

a. the Subsidiary and the Fund will issue consolidated financial statements;

b. the Subsidiary’s advisory fee, including any performance fee, will be included in the Fund’s advisory fee;

c. the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee and expense table;

d. the Subsidiary and its Board will agree to designate an agent for service of process in the United States; and

e.   the Subsidiary and its Board will agree to inspection by the SEC staff (the “Staff”) of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act of 1940, as amended (the “1940 Act”).

	Response:	Registrant confirms that:

a. the Subsidiary and the Fund will issue consolidated financial statements consistent with no-action letter guidance issued by the Staff;[1]

b. the fees and expenses of the Subsidiary will be presented in the “Acquired Fund Fees and Expenses” line item of the Fund’s fee and expense table;

c. the Subsidiary and its Board will agree to designate an agent for service of process in the United States; and

[1]	See Gold Portfolio, SEC-No-Action Letter (April 29, 2008).

March 18, 2019 Page 3

d. the Subsidiary and its Board will agree to inspection by the Staff of its books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

3.	Comment:	With respect to each Fund’s policy to invest at least 80% of its net assets plus borrowing for investment purposes in “investments related to real assets and real asset companies,” please clarify the meaning of the phrase “investments related to” by disclosing specific criteria that will be identified to determine if an investment is sufficiently tied to real assets. For example, one possible method could be that 50% of revenue is generated from real assets.

	Response:	Each Fund considers an investment to be related to (i) real assets if at least 50% of the investment’s value is based on real assets; and (ii) a real asset company if at least 50% of the company’s assets, gross income or net profits are attributable to real assets. The disclosure has been revised to incorporate this comment. Additionally, as disclosed in the Funds’ prospectus, the Funds define real assets broadly. Real assets include “any assets that have physical properties, such as natural resources, real estate, infrastructure and commodities.”

4.	Comment:	Please supplementally provide information regarding the Fund’s anticipated exposure to private real estate investment trusts (“REITs”).

	Response:	The Funds are not anticipated to have material exposure to private REITs. The Funds estimate that any such exposure would be less than 2% of a Fund’s assets, if any.

5.	Comment:	In the Funds’ “Principal Investment Strategies of the Fund” sections, the disclosure states that each Fund “may concentrate its investments in equity securities of companies in the real estate and natural resources sectors.” Please consider revising the disclosure to clarify that “real estate” is an industry rather than a sector. Additionally, please revise the disclosure to ensure that the Funds do not have freedom of action to either concentrate or not concentrate in an industry.

March 18, 2019 Page 4

	Response:	Registrant has revised the disclosure in response to this comment.

6.	Comment:	Please confirm that derivatives are not considered for “concentration” purposes.

	Response:	The Registrant so confirms.

7.	Comment:	Please confirm if the line item for “Acquired Fund Fees and Expenses” in the Real Assets Fund’s fee and expense table includes the expenses of the Subsidiary. If it does not, please add disclosure related to the Fund’s investments in other investment companies.

	Response:	Registrant confirms that expenses of the Subsidiary are included in the “Acquired Fund Fees and Expenses” line item in the Fund’s fee and expense table. Registrant notes that the fee and expense table includes a footnote that states: “‘Total Annual Fund Operating Expenses’ and ‘Net Annual Fund Operating Expenses’ have been restated to reflect the Fund’s proportionate share of the operating expenses of any other fund, including the Subsidiary and the U.S. Cash Management Fund, in which the Fund invests. The Fund’s proportionate share of these operating expenses is reflected under ‘Acquired Fund Fees and Expenses.’” Accordingly, Registrant declines to add additional disclosure in response to this comment.

8.	Comment:	Please supplementally provide information regarding the Real Assets Fund’s anticipated exposure to below investment-grade private mortgage-backed securities (“MBS”) and distressed debt.

	Response:	The Fund is not anticipated to have material exposure to private MBS and distressed debt. The Fund estimates that any such exposure would be less than 2% of the Fund’s assets, if any.

9.	Comment:	Please consider reordering the Funds’ risk disclosure to place the most significant risks at the beginning of the section.

	Response:	Registrant believes that the risk disclosure, as currently presented, complies with the requirements of Form N-1A. Registrant respectfully declines to incorporate this comment.

March 18, 2019 Page 5

10.	Comment:	The Staff notes that “Industry Concentration Risk” is a risk of the Funds. Please consider revising the disclosure to specify the particular industries in which the Funds will concentrate. Please also consider revising the fundamental investment restriction related to industry concentration described in the “INVESTMENT RESTRICTIONS, POLICIES AND CERTAIN INVESTMENTS” section of the SAI.

	Response:	Registrant has revised the disclosure in the “Principal Investment Strategies of the Fund” sections to clarify that the Funds’ investments will be concentrated in the real assets group of industries. Registrant believes that the revised disclosure regarding industry concentration is sufficiently clear for an investor to understand. As a result, the Registrant respectfully declines to revise the “Industry Concentration Risk” disclosure.

With respect to the Funds’ fundamental investment restriction related to industry concentration, please see Response 16 below.

11.	Comment:	Please review and revise the disclosure on pages 18 and 42 of the Prospectus and on page 10 of the SAI as certain statements regarding investment restrictions of the Subsidiary appear to be internally inconsistent.

	Response:	Registrant has revised the disclosure in response to this comment.

12.	Comment:	Please supplementally provide information regarding the Real Assets Fund’s anticipated exposure to non-agency below investment grade MBS.

	Response:	The Fund is not anticipated to have material exposure to non-agency below investment grade MBS. The Fund estimates that any such exposure would be less than 2% of the Fund’s assets, if any.

13.	Comment:	Please consider adding disclosure that states that the Subsidiary will comply with the provisions of Section 17 of the 1940 Act related to affiliated transactions. Please also confirm that the Real Assets Fund and the Subsidiary comply with the provisions of Section 8 and Section 18 of the 1940 Act on an aggregate basis.

March 18, 2019 Page 6

Response:	Registrant has revised the disclosure in response to this comment. Additionally, Registrant confirms that the Fund and Subsidiary will comply with the provisions of Section 8 and Section 18 of the 1940 Act governing investment policies (Section 8) on an aggregate basis and capital structure and leverage (Section 18) on an individual basis.

Comments Applicable to the SAI

14.	Comment:	Please revise the disclosure to identify the custodian of the Subsidiary.

	Response:	Registrant has revised the disclosure in the “ORGANIZATION AND MANAGEMENT OF THE WHOLLY-OWNED SUBSIDIARY OF THE FUND” section of the SAI to more clearly identify the Subsidiary’s custodian.

15.	Comment:	Please disclose whether the advisory agreement for the Subsidiary will comply with Section 15 of the 1940 Act. If the Real Assets Fund and the Subsidiary will have the same investment adviser, for purposes of complying with Section 15, review of advisory agreements may be combined. It is the Staff’s position that advisory agreements on behalf of subsidiaries qualify as material contracts that should be included as exhibits to a registration statement.

	Response:	The Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies. Accordingly, it is not intended that the advisory agreement for the Subsidiary will comply with Section 15 of the 1940 Act. Additionally, for the same reason, Registrant respectfully declines to make the requested filings.

16.	Comment:	The Staff notes that the Funds’ concentration policy appears to defer discretion as to when or whether the Funds may concentrate. It is the Staff’s position that a fund cannot change its concentration policy without a shareholder vote unless the disclosure provides information regarding when and how the policy may be changed.

March 18, 2019 Page 7

Please revise the Funds’ concentration policy to remove this discretion or clarify under what conditions a change may be made to the concentration policy. See Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (October 30, 1975).

Response:	Registrant has revised the disclosure in response to this comment.

Sincerely,

/s/ Colleen M. Evans
Colleen M. Evans

Cc:	John V. O’Hanlon, Esq.

Mary Beth Albaneze, Esq.